FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicabl

Table of Contents

Item
1.	Form 6-K dated August 2, 2016
2.	News Release dated August 2, 2016

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2016 (FY2016) on August 1, 2016, as required by United States securities regulations. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP, approved by the Audit Committee of the Board.

The consolidated profit after tax for FY2016 under Indian GAAP was Rs. 10,180 crore (US$ 1,537 million) and the net income under U.S. GAAP was Rs. 7,304 crore (US$ 1,102 million). Stockholders’ equity as per U.S. GAAP was Rs. 98,167 crore (US$ 14.8 billion) at March 31, 2016 compared to the consolidated net worth as per Indian GAAP of Rs. 94,111 crore (US$ 14.2 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the SEC, ICICI Bank files annual report in Form 20-F with the SEC as required by US securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements according to Indian GAAP, with a reconciliation of profit after tax and net worth to net income and stockholders' equity under U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

It may be noted that there are significant differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, compensation costs, securitization, deferred tax, foreign currency translations and fixed assets.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website:

(http://www.sec.gov/Archives/edgar/data/1103838/000095010316015217/dp66204_20f.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Senior General Manager (Legal) & Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or e-mail at corporate.communications@icicibank.com.

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email at ir@icicibank.com.

1 crore = 10 million

US$ amounts represent convenience translations at US$1= Rs. 66.25

Place: Mumbai	For ICICI Bank Limited
Date: August 2, 2016
/s/ Rakesh Jha
Rakesh Jha
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date: August 2, 2016	By:	/s/ Shanthi Venkatesan
Name: Ms. Shanthi Venkatesan
Title: Deputy General Manager